FORM 11-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended: December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to

Commission file number 001- 16583

A.	Full title of the plans and the address of the plans, if different from that of the Issuer named below:

Acuity Specialty Products 401(k) Plan

Acuity Brands, Inc. 401(k) Plan

Acuity Lighting Group, Inc. 401(k) Plan for Hourly Employees

Enforcer Products 401(k) Plan

Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees

Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement

B.	Name of issuer of the securities held pursuant to the plans and the address of the Principal executive office:

Acuity Brands, Inc.

1170 Peachtree Street, NE

Suite 2400

Atlanta, Georgia 30309

REQUIRED INFORMATION

The following documents are filed as part of this report:

1.	Financial Statements

Plan financial statements prepared in accordance with the financial reporting requirements of ERISA including the following:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005

Notes to Financial Statements

Supplemental Schedule

2.	Exhibits

The following exhibit is filed with this report:

Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2006	By:	Acuity Brands, Inc.
Plan Administrator

	By:	/s/ Vernon J. Nagel
	Name:	Vernon J. Nagel
	Title:	Chairman, President and Chief Executive Officer

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

At December 31, 2005 and 2004 and

for the year ended December 31, 2005

Acuity Brands, Inc.

Selected 401(k) and Retirement Plans

Audited Financial Statements and Supplemental Schedule

At December 31, 2005 and 2004 and for the year ended December 31, 2005

Report of Independent Registered Public Accounting Firm

Plan Administrator

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

We have audited the accompanying statements of net assets available for benefits of Acuity Specialty Products 401(k) Plan, Acuity Brands, Inc. 401(k) Plan, Acuity Lighting Group, Inc. 401(k) Plan for Hourly Employees, Enforcer Products 401(k) Plan, Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees, Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plans’ internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plans’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plans at December 31, 2005 and 2004, and the changes in the net assets available for benefits of the Plans for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying Schedule of Assets (Held at End of Year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plans’ management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Atlanta, Georgia

June 22, 2006

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Statements of Net Assets Available for Benefits

December 31, 2005

Plan No.	Plan Name	Employer Contributions Receivable	Participant Contributions Receivable	Plan Interest in Acuity DC Trust	Participant Loans	Net Assets Available for Benefits	Plan Interest Percentage in Acuity DC Trust
007	Acuity Specialty Products 401(k) Plan	$189,495	$28,158	$164,348,502	$3,662,008	$168,228,163	45.0%
033	Acuity Brands, Inc. 401(k) Plan	217,951	463,588	168,643,443	2,461,488	171,786,470	46.1%
067	Acuity Lighting Group, Inc. 401(k) Plan for Hourly Employees	1,130	7,918	1,994,763	58,010	2,061,821	0.6%
068	Enforcer Products 401(k) Plan	394	939	4,926,778	69,924	4,998,035	1.3%
069	Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees	10,416	10,236	8,867,401	496,865	9,384,918	2.4%
070	Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	19,050	23,818	16,799,001	933,867	17,775,736	4.6%

	Total	$438,436	$534,657	$365,579,888	$7,682,162	$374,235,143	100.0%

See accompanying notes.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Statements of Net Assets Available for Benefits

December 31, 2004

Plan No.	Plan Name	Employer Contributions Receivable	Participant Contributions Receivable	Plan Interest in Acuity DC Trust	Participant Loans	Net Assets Available for Benefits	Plan Interest Percentage in Acuity DC Trust
007	Acuity Specialty Products 401(k) Plan	$191,123	$—	$160,881,544	$3,662,028	$164,734,695	44.6%
033	Acuity Brands, Inc. 401(k) Plan	17,972	—	168,617,760	3,175,186	171,810,918	46.7%
067	Acuity Lighting Group, Inc. 401(k) Plan for Hourly Employees	—	—	1,783,664	69,159	1,852,823	0.5%
068	Enforcer Products 401(k) Plan	—	—	5,568,010	69,308	5,637,318	1.5%
069	Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees	—	—	8,518,656	705,857	9,224,513	2.4%
070	Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	—	—	15,408,147	948,282	16,356,429	4.3%

	Total	$209,095	$—	$360,777,781	$8,629,820	$369,616,696	100.0%

See accompanying notes.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

Plan No.	Plan Name	Net Assets Available for Benefits at December 31, 2004	Employer Contributions	Participant Contributions	Benefit Payments	Net Investment Gain from Acuity DC Trust	Net Assets Available for Benefits at December 31, 2005
007	Acuity Specialty Products 401(k) Plan	$164,734,695	$2,030,287	$5,991,126	$(13,725,608)	$9,197,663	$168,228,163
033	Acuity Brands, Inc. 401(k) Plan	171,810,918	2,931,299	9,164,904	(21,752,889)	9,632,238	171,786,470
067	Acuity Lighting Group, Inc. 401(k) Plan for Hourly Employees	1,852,823	33,462	264,776	(190,457)	101,217	2,061,821
068	Enforcer Products 401(k) Plan	5,637,318	145,228	408,134	(1,467,598)	274,953	4,998,035
069	Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees	9,224,513	236,494	306,217	(925,531)	543,225	9,384,918
070	Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	16,356,429	506,793	659,378	(590,334)	843,470	17,775,736

	Total	$369,616,696	$5,883,563	$16,794,535	$(38,652,417)	$20,592,766	$374,235,143

See accompanying notes.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements

December 31, 2005

1. Description of the Plans

General

The financial position of selected Acuity Brands, Inc. (the “Company”, the “Employer” or “Acuity”) 401(k) and Retirement Plans (the “Plans”) is included in the accompanying financial statements. The assets of the Plans are included in the Acuity Brands, Inc. Defined Contribution Plans Master Trust (the “Acuity DC Trust”). The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Employer matching amounts are allocated in accordance with the participant’s current investment elections for elective deferrals at the time the match is funded.

Effective June 1, 2006, the Enforcer Products 401(k) Plan was merged into the Acuity Specialty Products 401(k) Plan. Employees of Enforcer Products became eligible to participate in the Acuity Specialty Products 401(k) Plan in accordance with its terms.

Refer to the respective summary plan description or plan agreement for additional information about the Plans’ eligibility, funding, allocation, vesting, and benefit provisions.

Eligibility and Forfeitures

Each of the Plans is a defined contribution plan. The Plans cover substantially all domestic salaried, commissioned, union and non-union hourly employees of the Company. Employees of certain unions who have elected not to participate in such Plans and foreign employees of the Company are not eligible to participate.

Employees have immediate eligibility upon attaining the age requirement, with the exception of the Acuity Specialty Products 401(k) Plan, which has a six-month minimum employment period. The Plans further provide that forfeitures of Employer contributions may be used to pay plan administrative expenses.

In the event of the cessation of operation of a plant, or the discontinuance of a segment of the Company’s business, plan participants shall automatically become fully vested in Employer contributions and deferrals upon termination.

Loans

Participants may borrow the lesser of 50% of their vested balance or $50,000 (reduced by the excess of the participant’s highest outstanding loan balance from the twelve months prior to the loan request). Participants agree to loan repayment terms upon endorsement of the borrowed funds. Only one outstanding general purpose loan and one residence loan, a loan issued for the purchase of a primary residence, are permitted during a calendar year. The Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees and the Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement are the only Plans which allow for residential loans.

Loan repayments must be substantially equal in amount over the term of the loan and must be made by payroll deduction on an after-tax basis. General purpose loans must be repaid within five years, residential loans must be repaid within ten years.

Loan repayments may be suspended, at the discretion of the Company, for a period of not more than twelve months if a participant is on unpaid leave of absence, disability, or military service. Upon return, the loan will be amortized over the initial loan repayment period.

In response to the devastation caused by Hurricane Katrina, the Company has made special loan and repayment arrangements through the plan trustee, AMVESCAP National Trust Company, in order to accommodate plan participants living in areas affected by Hurricane Katrina during August 2005.

Administration

Administration of the Plans is the responsibility of the Company’s investment committee, which is designated by the Chairman, President, and Chief Executive Officer of Acuity. All administrative expenses of the Plans were paid by either the Company or plan forfeitures during the year ended December 31, 2005.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements (continued)

1. Description of the Plans (continued)

Plan Termination

Although the Company intends for the Plans to be permanent, the Plans provide the Company the right to discontinue contributions or to terminate the Plans at any time.

In the event of a plan termination, each respective participant shall be 100% vested in the balance of his/her account and his/her proportionate share of any future adjustments or forfeitures.

Investment in Parties-In-Interest Common Stock

As of December 31, 2005 and 2004, the percentage of the Acuity DC Trust’s net assets invested in the common stock of Acuity was 3.9% and 4.3%, respectively.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements (continued)

1. Description of the Plans (continued)

Funding Policy

The basis for determining participant (pre-tax) and Employer contributions is as follows:

Plan Name	Participant Contributions	Employer Contributions

Acuity Specialty Products 401(k) Plan	1% to 25% of compensation

For non-union employees – 50% of participant contributions up to 6% of compensation. Deferrals in excess of 6% of the participant’s annual compensation shall not be eligible for matching contributions.

For union employees – effective September 1, 2005, the Company has discontinued making profit sharing contributions under the plan on behalf of Company employees who are covered under the collective bargaining agreement and instead makes matching contributions pursuant to the same formula under which the Company makes matching contributions on behalf of non-union employees (50% of participant contributions up to 6% of compensation, deferrals in excess of 6% of the participant’s annual compensation shall not be eligible for matching contributions).

The calculation for the profit sharing contribution formula prior to its discontinuance was as follows: 5% of net profits plus an amount which represents the same percentage of total annual compensation of all hourly paid plan participants as the 5% of net profits bears to total annual compensation of salaried and commissioned plan participants. This amount is multiplied by a fraction representing the relationship between annual compensation of all salaried, commissioned, and non-union hourly or union-qualifying participants to the annual compensation of all qualifying participants. Contributions apply to up to $40,000 of qualifying participant compensation. Additional discretionary contributions are permitted.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements (continued)

1. Description of the Plans (continued)

Funding Policy (continued)

Plan Name	Participant Contributions	Employer Contributions

Acuity Brands, Inc. 401(k) Plan	1% to 25% of compensation

Matching contribution of 60% of the first 6% of employee deferrals to the plan.

Supplemental contributions for employees who on December 31, 2002 were active participants in the Acuity Brands, Inc. Pension Plan, which was frozen on that date. The supplemental contribution is made at the end of each plan year to eligible participants who are non-highly compensated employees and who are employed on the last day of the plan year.

Acuity Lighting Group, Inc. 401(k) Plan for Hourly Employees	1% to 25% of compensation

Plan provides that the matching contribution for hourly employees of Hydrel and Lithonia will be equal to 25% of the first 15% of an employee’s deferrals.

Effective January 1, 2004, Teamsters Local Union #673 – Midwest Regional Warehouse was added to this plan. Employees at this location received an employer contribution equal to $.06 for each hour for which they were paid during 2005, regardless of whether they make employee deferrals to the plan. The employer contribution will increase to $.07 in 2006, $.08 in 2007, and $.09 in 2008.

During 2004 and 2005, employees of American Electric, Major, and Emergency lighting were terminated from the plan due to cessation of plant operations. According to the plan, any unvested portion of matching contributions became fully vested on the effective date of the plant closing.

Employees at all other locations participating in the plan do not receive an employer contribution.

Enforcer Products 401(k) Plan	1% to 25% of compensation

Discretionary match contribution.

Effective June 1, 2006, the Enforcer Products 401(k) Plan was merged into the Acuity Specialty Products 401(k) Plan. Plan provides for 50% of participant contributions up to 6% of compensation. Deferrals in excess of 6% of the participant’s annual compensation shall not be eligible for matching contributions.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements (continued)

1. Description of the Plans (continued)

Funding Policy (continued)

Plan Name	Participant Contributions	Employer Contributions

Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees	1% to 25% of compensation

Employees of Holophane at Pataskala and Utica, Ohio hired on or after December 1, 2001 – 50% of participant contribution up to 6% of compensation.

Employees of Metal Optics – 50% of participant contribution up to 6% of compensation.

All other employees of Holophane – 33% of participant contribution up to 6% of compensation, plus a discretionary basic contribution of 5% of annual compensation.

Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	1% to 25% of compensation

IBEW Local 1853 – Effective April 1, 2003 the basic additional contribution was increased to 5% of annual compensation. Employees hired on or after December 16, 2001 will receive a matching contribution of 50% of the first 6% of employee deferrals.

AFGWU Local Nos. 4, 105 and 525 – 25% of the first 6% of compensation. Additional basic contribution of 5% of annual compensation. Employees hired on or after August 5, 2002 will receive a matching contribution of 50% of the first 6% of employee deferrals.

UAW Local 1876 – 25% of the first 6% of compensation. Additional basic contribution of 4.5% of annual compensation. Effective March 10, 2002, the plant that employed the UAW Local 1876 members was closed and all employees were either terminated or transferred to another facility. The plan was amended effective March 10, 2002 to fully vest the accounts of all active UAW Local 1876 participants.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Basis of Accounting

The accounts of the Plans are maintained by the trustee, AMVESCAP National Trust Company, on the cash basis of accounting. The accompanying financial statements have been prepared using the accrual method of accounting.

Investments

The investments in the Acuity DC Trust (the “Trust”) are subject to certain administrative guidelines and limitations as to the type and amount of securities held. Certain fund assets are allocated to selected independent investment managers to invest under these guidelines. Investments of the Trust, except for the guaranteed investment contracts (“GICs”), are stated at fair value, as determined by the trustee from quoted market prices in an active market. Securities traded on a national exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the plan year are valued at the last reported bid price.

GICs are subject to credit risk based on the ability of the issuers to meet interest or principal payments, or both, as they become due. Certain GICs included in the Trust are synthetic; that is, the Trust owns/owned certain fixed income securities and the contract issuer provides/provided a “wrapper” that guarantees a fixed rate of return and provides benefit responsiveness. At December 31, 2005 and 2004, the fair values of the underlying assets of the synthetic GICs (as determined from quoted market prices) were $92,415,906 and $95,050,219 respectively, and the values of the related wrapper contracts included in the trust were $359,173 and $(1,930,046), respectively.

GICs included in the Trust are fully benefit-responsive and are therefore carried at contract value (cost plus accrued interest) by the Trust in accordance with SOP 94-4, “Reporting of Investment Contracts held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans.” At December 31, 2005 and 2004, contract value approximated fair value. At December 31, 2005 and 2004, the weighted-average crediting interest rates, which are reset periodically during the year, were 1.13% and 1.21%, respectively. For the years ended December 31, 2005 and 2004, the annual yields on the GICs held by the Trust were 4.77% and 4.68%, respectively. For certain of the GICs held by the Trust, crediting interest rates may be changed if certain events occur, such as early retirements and plant closings, but in no case will such rates be adjusted to a rate less than 0%.

Accounting Standards yet to be adopted

In December 2005, the FASB issued Staff Position AAG INV-1 and SOP 94-4-1 which affects the reporting and disclosure of fully benefit responsive investment contracts held by defined contribution and health and welfare plans. The guidance, which will be required to be applied retroactively, is effective for all investment contracts as of the last day of the annual period ending after December 15, 2006. Prior to this guidance, these types of investments were typically presented at contract value. As a result of the new guidance, those contracts determined to be fully benefit responsive will be reported and disclosed as follows:

1.	Presentation on the statement of net assets available for benefits of these investments at fair value.

2.	A line item for the adjustment between fair value and contract value on the statement of net assets available for benefits to arrive at net assets available for benefits for these investments on a cost basis.

3.	Additional disclosure of average yields related to these types of investments.

This additional information will be required for the 2006 plan financials, the Company is currently evaluating the impact of this new pronouncement.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and the differences could be significant.

3. Acuity DC Trust

The Acuity DC Trust is a collective investment of the assets of participating employee benefit plans of the Company. Trust assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified and distributing among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the trust.

The fair value or contract value, which approximates fair value, of net assets of the Acuity DC Trust is presented below as of December 31, 2005 and 2004.

	2005	2004
Investments:
Mutual funds	$192,421,352	$181,313,983
Common/collective trusts	64,183,334	64,631,203
Guaranteed investment contracts	—	4,526,230
Common stock	14,609,524	15,930,083
Cash equivalents	1,488,444	1,051,682
U.S. Government securities	2,165,962	699,535
103-12 investment entities	90,199,767	94,297,017
Synthetic guaranteed investment contract wrappers	359,173	(1,930,046)

Total Investments	365,427,556	360,519,687

Accrued investment income	5,184	354,681
Adjustments for pending trades	182,940	(57,447)

Total Assets	365,615,680	360,816,921
Accrued expenses and other	(35,792)	(39,140)

Net Assets	$365,579,888	$360,777,781

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements (continued)

3. Acuity DC Trust (continued)

Investment results of the Acuity DC Trust for the year ended December 31, 2005 are as follows:

Interest income	$4,750,457
Net depreciation in fair value of common stock	(2,373)
Net gain from common/collective trust funds	3,316,665
Net gain from mutual funds	12,528,017

Investment Results	$20,592,766

4. Income Tax Status

The Plans have received determination letters from the Internal Revenue Service stating that the Plans are qualified under

Section 401(a) of the Internal Revenue Code (the “Code”) and therefore, the related trust is exempt from taxation. Subsequent to these determinations by the Internal Revenue Service, the Plans were amended. Once qualified, the Plans are required to operate in conformity with the Code to maintain their qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plans’ operations into compliance with the Code.

5. Benefits Payable

The following Plans had benefit payments that were approved for payment prior to December 31, but were not paid until subsequent to December 31:

Plan No.	Plan Name	2005	2004
007	Acuity Specialty Products 401(k) Plan	$—	$60,353
067	Acuity Lighting Group, Inc. 401(k) Plan for Hourly Employees	—	199

Acuity Brands, Inc.

Selected 401(k) and Retirement Plans

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2005

Plan Name	Plan No.	EIN #	Identity of Issue *	Description of Investment Varying Maturity Dates and Interest Rates Ranging from:	Current Value
Acuity Specialty Products 401(k) Plan	007	58-2632672	Participant Loans	5.00% to 10.50%	$3,662,008
Acuity Brands, Inc. 401(k) Plan	033	58-2632672	Participant Loans	5.00% to 11.75%	2,461,488
Acuity Lighting Group, Inc. 401(k) Plan for Hourly Employees	067	58-2632672	Participant Loans	5.00% to 7.75%	58,010
Enforcer Products 401(k) Plan	068	58-2632672	Participant Loans	5.25% to 9.00%	69,924
Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees	069	58-2632672	Participant Loans	5.00% to 10.50%	496,865
Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	070	58-2632672	Participant Loans	5.00% to 11.25%	933,867

Total					$7,682,162

*	Represents a party in interest

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm.